Exhibit 99.1

Titan America Announces First Quarter 2025 Results

- Reports Solid First Quarter Revenue, Net Income, and EPS -
- Resilient Pricing Helps Offset Adverse Weather Across Segments -
- Reaffirms 2025 Guidance -

Norfolk, Virginia, May 5, 2025 – Titan America SA (NYSE: TTAM), a leading fully-integrated producer and supplier of building materials, services and solutions in the construction industry operating along the U.S. East Coast, today announced its first quarter 2025 financial results. Titan America SA, including its wholly-owned operating subsidiary, Titan America LLC, shall be referred to herein as "Titan America."

First-Quarter 2025 Highlights

- Revenue of $392.4 million, compared to $400.1 million in Q1 2024
- Net Income of $33.4 million, an increase of 13.0% compared to $29.5 million in Q1 2024
- Earnings per share of $0.19, an increase of 11.8% compared to $0.17 in Q1 2024
- Adjusted EBITDA[1] of $79.8 million, an increase of 11.7% compared to $71.4 million in Q1 2024

"We reported solid results in the first quarter, demonstrating our operational resilience despite challenging weather conditions across much of our service territory," said Bill Zarkalis, President & CEO of Titan America. "Pricing across our products remains resilient, as demand from infrastructure and commercial partially offset continued softness in residential. We remain well positioned across key end markets and, despite the current macroeconomic uncertainty, are confident about the underlying growth prospects in our markets. We continue to make targeted investments to grow in accordance with our strategic plan and to deliver significant long-term shareholder value."

First Quarter 2025 Results (unaudited)

	Three Months Ended March 31					
	2025		2024		$ Change	% Change
($ in thousands)						
Revenue	$	392,438	$	400,091	$ (7,653)	(1.9)%
Net Income	$	33,373	$	29,533	$ 3,840	13.0 %
Adjusted EBITDA	$	79,797	$	71,446	$ 8,351	11.7 %
Capital Expenditures	$	32,498	$	27,708	$ 4,790	17.3 %

First Quarter 2025 Results

First quarter 2025 revenues were $392.4 million compared to $400.1 million in the prior year quarter. Revenues were affected primarily by adverse weather conditions in the quarter, especially in the Mid-Atlantic segment, which resulted in construction project delays.

Net income increased 13.0% to $33.4 million for the first quarter compared to $29.5 million in the prior year quarter, while Adjusted EBITDA increased 11.7% to $79.8 million compared to $71.4 million in the prior year quarter. The increase in both net income and Adjusted EBITDA was primarily driven by higher aggregates volumes, the timing of a seasonal maintenance outage at the Florida cement plant and resilient pricing for our products. These items more than offset the impact of inclement weather and softness in the residential markets which resulted in lower demand for construction materials in the first quarter of 2025. Net Income Margin and Adjusted EBITDA Margin in the first quarter of 2025 were 8.5% and 20.3%, respectively, compared to 7.4% and 17.9%, respectively, in the same period of 2024.

Cash flow and Capital Resources For the period ended March 31, 2025, cash flow provided by operations was $35.2 million and capital expenditures were $32.5 million, resulting in free cash flow of $2.7 million. As of March 31, 2025, Titan America had $143.2 million in cash and cash equivalents and $462.0 million total debt. Net debt was $318.7 million, representing a ratio of 0.84x trailing twelve-month Adjusted EBITDA. Revenue and Adjusted EBITDA by Reportable Segment Revenue Three Months Ended March 31 2025 2024 % Change ($ in thousands) Florida $ 253,241 $ 252,409 0.3 % Mid-Atlantic 139,197 147,321 (5.5) % Other(1) — 361 NM(2) Consolidated $ 392,438 $ 400,091 (1.9) % (1) Other includes equipment, related services and miscellaneous revenue (2) Not meaningful Segment adjusted EBITDA Three Months Ended March 31 2025 2024 % Change ($ in thousands) Florida $ 70,792 $ 56,235 25.9 % Mid-Atlantic $ 10,902 $ 18,229 (40.2) % The Florida segment generated $253.2 million in revenue in the first quarter compared to $252.4 million in the prior year quarter, primarily due to an increase in aggregate volume, partially offset by a continued weakness in residential demand for cement and concrete block. Segment adjusted EBITDA for the quarter was $70.8 million, compared to $56.2 million in the prior year quarter, due to growth in aggregates, the timing of the Pennsuco cement plant annual maintenance outage and improved logistics costs. The Mid-Atlantic segment generated $139.2 million in revenue in the first quarter compared to $147.3 million in the prior year quarter as adverse weather conditions led to lower sales volumes. Segment adjusted EBITDA decreased to $10.9 million, compared to $18.2 million in the prior year quarter, as the impact of lower sales volumes was partially mitigated by lower repair, maintenance and logistics costs. 2

2025 Outlook Regarding Titan America’s outlook, Titan America President & CEO Bill Zarkalis stated, “Based on our first quarter results and barring a severe economic downturn, we are reaffirming our growth outlook for 2025. We continue to expect revenue growth in the mid-single digit percent range, with modest improvement in Adjusted EBITDA margins compared to 2024, with our results weighted toward the second half of the year. Our strong market positions, participation flexibility and vertically integrated business model position us to navigate uncertainty and evolving market dynamics as we remain focused on operational excellence and executing our strategic initiatives to deliver long-term shareholder value.” Conference Call Titan America will host a conference call at 5:00 p.m. ET on May 5, 2025. The conference call will be broadcast live over the Internet. Additionally, a slide presentation will accompany the conference call. To listen to the call and view the slides, please visit the Investors section of Titan America’s website at https:// www.titanamerica.com/. For those who are unable to listen to the live broadcast, an audio replay of the conference call will be available on the Titan America website for 30 days. About Titan America SA Titan America is a leading vertically-integrated producer of cement and building materials in the high- growth economic mega-regions of the U.S. East Coast, with operations and leading market positions across Florida, the Mid-Atlantic, and Metro New York/New Jersey. Titan America’s family of company brands includes Essex Cement, Roanoke Cement, Titan Florida, Titan Virginia Ready-Mix, S&W Ready-Mix, Powhatan Ready Mix, Titan Mid-Atlantic Aggregates, and Separation Technologies. Titan America’s operations include cement plants, construction aggregates and sand mines, ready-mix concrete plants, concrete block plants, fly ash production facilities, marine import and rail terminals, and distribution hubs. Forward-Looking Statements This press release may include forward-looking statements. Forward-looking statements are statements regarding or based upon our management’s current intentions, beliefs or expectations relating to, among other things, Titan America’s future results of operations, financial condition, liquidity, prospects, growth, strategies, developments in the industry in which we operate and the proposed offering. In some cases, you can identify forward-looking statements by terminology such as “continue,” “could,” “expect,” “goal,” “may,” “plan,” “predict,” “propose,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. By their nature, forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results or future events to differ materially from those expressed or implied thereby. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. Forward-looking statements contained in this report regarding trends or current activities should not be taken as a report that such trends or activities will continue in the future. Titan America undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on any such forward-looking statements, which speak only as of the date of this report. The information contained in this report is subject to change without notice. No re-report or warranty, express or implied, is made as to the fairness, accuracy, reasonableness or completeness of the information contained herein and no reliance should be placed on it. 3

Financial Measures (Non-IFRS) In addition to the financial information presented in accordance with International Financial Reporting Standards (“IFRS”), this press release includes the following Non-IFRS financial measures: Adjusted EBITDA, Adjusted EBITDA Margin, free cash flow, net debt and the ratio of net debt to Adjusted EBITDA. We define Adjusted EBITDA as net income before finance cost, net, income tax expense, depreciation, depletion and amortization, further adjusted to remove the impact of additional items such as (gain)/loss on disposal of fixed assets, asset impairment (recovery)/loss, foreign exchange (gain)/loss, net, derivative financial instrument (gain)/loss, net, fair value loss on sale of accounts receivable, net, share-based compensation and other non-recurring items, including certain transaction costs related to our initial public offering. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenues. We define free cash flow as net cash provided by operating activities, less net payments for capital expenditures, which includes (i) investments in property, plant and equipment, (ii) investments in identifiable intangible assets and (iii) proceeds from the sale of assets, net of disposition costs. We define net debt as the sum of short and long-term borrowings, including accrued interest and short-term and long-term lease liabilities less cash and cash equivalents. We define the ratio of net debt to Adjusted EBITDA as the ratio derived by dividing net debt by Adjusted EBITDA. See “Reconciliation of IFRS to Non-IFRS” section for a detailed reconciliation of Non-IFRS financial measures to the most directly comparable IFRS measure. We believe that in addition to our results determined in accordance with IFRS, these Non-IFRS financial measures provide useful information to both management and investors in measuring our financial performance and highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. Non-IFRS financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Our presentation of Non-IFRS measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Other companies in our industry may calculate these measures differently, which may limit their usefulness as comparative measures. (1) As used throughout this release, the terms Adjusted EBITDA, Adjusted EBITDA margin, net debt and free cash flow are non-IFRS financial metrics. See “Reconciliation of IFRS to Non-IFRS” for a detailed reconciliation of Non-IFRS financial measures to the most directly comparable IFRS measure. See “Financial Measures (Non-IFRS)” for further discussion on these non-IFRS measures and why we believe they are useful. 4

Condensed Consolidated Statements of Income (Unaudited) (all amounts in thousands of US$ except for earnings per share) Three Months Ended March 31 2025 2024 Revenue $ 392,438 $ 400,091 Cost of goods sold (301,035) (318,975) Gross profit 91,403 81,116 Selling expense (8,240) (7,870) General and administrative expense (30,914) (25,539) Net impairment gain/(loss) on financial assets 280 (16) Fair value loss on sale of accounts receivable, net (963) (1,486) Other operating income, net 182 126 Operating income 51,748 46,331 Finance cost, net (6,580) (5,466) Foreign exchange (loss)/gain, net (13,812) 7,521 Derivative financial instrument gain/(loss), net 10,904 (9,237) Other non-operating income 2,552 — Income before income taxes 44,812 39,149 Income tax expense (11,439) (9,616) Net income $ 33,373 $ 29,533 Earnings per share of common stock: Basic earnings per share $ 0.19 $ 0.17 Diluted earnings per share $ 0.19 $ 0.17 Weighted average number of common stock - basic and diluted 180,262,465 175,362,465 5

Condensed Consolidated Balance Sheet (Unaudited) March 31, December 31, (all amounts in thousands of US$) 2025 2024 Current assets: Cash and cash equivalents $ 143,246 $ 12,124 Trade and other receivables, net 137,727 106,056 Inventories 220,128 227,638 Prepaid expenses and other current assets 11,617 14,308 Income taxes receivable 24,711 22,802 Derivatives and credit support payments 962 1,328 Total current assets 538,391 384,256 Noncurrent assets: Property, plant, equipment and mineral deposits, net 860,251 851,733 Right-of-use assets 61,601 64,688 Other assets 12,618 13,846 Intangible assets, net 29,748 30,167 Goodwill 221,562 221,562 Total noncurrent assets 1,185,780 1,181,996 Total assets $ 1,724,171 $ 1,566,252 Current liabilities: Accounts and related party payables $ 133,699 $ 148,558 Accrued expenses 30,276 24,879 Provisions 12,278 10,081 Income taxes payable 7,675 1,872 Short term borrowing, including accrued interest 37,014 33,608 Lease liabilities 11,977 12,386 Derivatives and credit support receipts 464 1,318 Other current liabilities 224 6,344 Total current liabilities 233,607 239,046 Non-current liabilities: Long-term borrowings 359,157 358,222 Lease liabilities 53,829 55,967 Provisions 52,332 50,926 Deferred income tax liability 99,178 98,212 Derivatives and credit support receipts 4,470 8,418 Other noncurrent liabilities 5,154 5,447 Total noncurrent liabilities 574,120 577,192 Total liabilities 807,727 816,238 Stockholders’ equity 916,444 750,014 Total liabilities and stockholders’ equity $ 1,724,171 $ 1,566,252 6

Condensed Consolidated Statements of Cash Flows (Unaudited) (all amounts in thousands of US$) Three Months Ended March 31 2025 2024 Cash flows from operating activities Income before income taxes $ 44,812 $ 39,149 Adjustments for: Depreciation, depletion and amortization 24,434 22,103 Gain on divestiture (2,552) — Finance cost 7,432 5,734 Finance income (852) (268) Foreign exchange loss/(gain), net 13,812 (7,521) Derivative financial instrument (gain)/loss, net (10,904) 9,237 Changes in net operating assets and liabilities (29,641) (27,449) Other (5,434) 1,435 Cash generated from operations before income taxes 41,107 42,420 Income taxes, net (5,914) (933) Net cash provided by operating activities 35,193 41,487 Cash flows from investing activities Investments in property, plant and equipment (31,915) (27,781) Investments in intangible assets (641) (2) Short term investments — (7,535) Interest received 852 268 Proceeds from the sale of assets, net of disposition costs 58 75 Proceeds from sale of investment 5,368 — Net cash used in investing activities (26,278) (34,975) Cash flows from financing activities Borrowings from affiliated party 9,691 — Repayment of third party line of credit (25,000) — Lease payments (2,321) (2,464) Proceeds from IPO 144,000 — Derivative credit support receipts/(payments) and settlements 7,028 (7,116) Net payments under cash management line of credit 1,583 — Interest paid (3,602) (2,124) IPO Costs (9,172) — Net cash provided by/(used in) financing activities 122,207 (11,704) Net increase/(decrease) in cash and cash equivalents 131,122 (5,192) Cash and cash equivalents at: Beginning of period 12,124 22,036 Effects of exchange rate changes — (69) End of period $ 143,246 $ 16,775 7

Reconciliation of IFRS to Non-IFRS Reconciliation of IFRS Net Income to Non-IFRS Adjusted EBITDA and IFRS Net Income Margin to Non-IFRS Adjusted EBITDA Margin Three Months Ended March 31 Twelve Months Ended 2025 2024 March 31, 2025 December 31, 2024 ($ in thousands) Net income $ 33,373 14,233 $ 29,533 $ 169,914 $ 166,074 Finance cost, net 6,580 14,233 5,466 27,289 26,175 Income tax expense 11,439 14,233 9,616 59,367 57,544 Depreciation, depletion and amortization 24,434 14,233 22,103 102,272 99,941 (Gain)/loss on disposal of fixed assets (37) 14,233 788 1,586 2,411 Foreign exchange loss/(gain), net 13,812 14,233 (7,521) 487 (20,846) Derivative financial instrument (gain)/loss, net (10,904) 14,233 9,237 2,300 22,441 Fair value loss on sale of accounts receivable, net 963 14,233 1,486 4,097 4,620 Share-based compensation 774 14,233 785 3,830 3,841 IPO transaction expenses 1,884 14,233 762 12,938 11,816 Other (2,521) 14,233 (809) (5,329) (3,617) Adjusted EBITDA $ 79,797 $ 71,446 $ 378,751 $ 370,400 Revenue $ 392,438 $ 400,091 $ 1,626,740 $ 1,634,393 Net Income Margin(1) 8.5% 7.4% 10.4% 10.2 % Adjusted EBITDA Margin(2) 20.3% 17.9% 23.3% 22.7% (1) Net Income Margin is calculated as net income divided by revenues. (2) Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by revenues. Reconciliation of Free Cash Flow Three Months Ended March 31 2025 2 2024 ($ in thousands) Net cash provided by operating activities $ 35,193 $ 41,487 Adjusted by: Investments in property, plant and equipment (31,915) (27,781) Investments in identifiable intangible assets (641) (2) Proceeds from the sale of assets, net of disposition costs 58 75 Net Capital Expenditures (32,498) (27,708) Free Cash Flow $ 2,695 $ 13,779 8

Reconciliation of Net Debt As of March 31, 2025 December 31, 2024 ($ in thousands) Short-term borrowings, including accrued interest $ 37,014 $ 33,608 Long-term borrowings 359,157 358,222 Short-term lease liabilities 11,977 12,386 Long-term lease liabilities 53,829 55,967 Less: Cash and cash equivalents (143,246) (12,124) Net Debt $ 318,731 $ 448,059 Net Debt to Adjusted EBITDA As of March 31, 2025 December 31, 2024 ($ in thousands) IFRS: Short-term borrowings, including accrued interest $ 37,014 $ 33,608 Long-term borrowings 359,157 358,222 Short-term lease liabilities 11,977 12,386 Long-term lease liabilities 53,829 55,967 Total Debt $ 461,977 $ 460,183 Trailing Twelve Months Net Income 169,914 166,074 Ratio of Total Debt to Net Income 2.7 2.8 Non-IFRS: Net Debt $ 318,731 $ 448,059 Trailing Twelve Months Adjusted EBITDA $ 378,751 $ 370,400 Ratio of Net Debt to Adjusted EBITDA 0.8 1.2 9

Product Volumes and External Pricing

Volumes (in thousands) (1)(2)(3)	Three Months Ended March 31 2025	2024	Change	% Change
Total cement volumes	1,295	1,392		
Cement consumed internally	(343)	(362)		
External cement volumes	**952**	**1,030**	**(78)**	**(7.6)%**
Total aggregates volumes	2,056	1,664		
Aggregates consumed internally	(984)	(906)		
External aggregates volumes	**1,072**	**758**	**314**	**41.4 %**
External ready-mix concrete volumes	**1,116**	**1,141**	**(25)**	**(2.2)%**
External concrete block volumes	**14,975**	**16,993**	**(2,018)**	**(11.9)%**
Total fly ash volumes	135	117		
Fly ash consumed internally	(40)	(28)		
External fly ash volumes	**95**	**89**	**6**	**6.7 %**

(1) Sales volumes are shown in tons for cement, aggregates and fly ash; in cubic yards for ready-mix concrete; and in 8-inch equivalent units for concrete blocks.

(2) Cement, aggregates and fly ash consumed internally represents the quantity of those materials transferred to our ready-mix concrete and concrete block production lines for use in the production process. Internal trading activity represents the consumption of internally sourced materials at a transfer price approximating market prices. These amounts are eliminated at the operating segment level or in consolidation, as appropriate.

(3) Aggregate volumes exclude by-products.

Average External Selling Price (1)	Three Months Ended March 31 2025	2024	$ Change	% Change
Cement	$ 149.53	$ 149.45	$ 0.08	0.1 %
Aggregates	$ 24.89	$ 24.93	$ (0.04)	(0.2)%
Ready-mix concrete	$ 163.41	$ 159.78	$ 3.63	2.3 %
Concrete block	$ 2.38	$ 2.39	$ (0.01)	(0.4)%
Fly ash	$ 55.96	$ 43.46	$ 12.50	28.8 %

(1) Average external selling prices are shown on a per ton basis for cement, aggregates and fly ash; on a per cubic yard basis for ready-mix concrete; and on a per 8-inch equivalent unit for concrete blocks.

First Quarter 2025 vs. First Quarter 2024 Segment Volume and Pricing Trends (1)(2)

	Florida % Change		Mid-Atlantic % Change	
	Volume	Average Price	Volume	Average Price
Cement	(4.1)%	(0.4)%	(10.6)%	0.9 %
Aggregates	26.0 %	2.6 %	2.7 %	29.3 %
Ready-mix concrete	(1.4)%	2.6 %	(3.5)%	2.3 %
Concrete block	(11.9)%	(0.4)%	N/A	N/A
Fly ash	47.2 %	3.8 %	1.2 %	28.1 %

(1) Percent changes in volume include internal trading activity.

(2) Percent changes in prices include the consumption of internally sourced materials at a transfer price approximating market price.

Investor Relations
ir@titanamerica.com
757-901-4152
https://www.ir.titanamerica.com

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